Exhibit 12.1

Penn Virginia Resource Partners, L.P. and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31, 2000	January 1, 2001 through October 30, 2001	October 30, 2001 through December 31, 2001	Year Ended December 31,
				2002	2003	2004
Earnings
Pre-tax income	$16,842	$19,113	$3,677	$24,686	$22,690	$40,518
Equity earnings	—	—	—	—	—	(396)
Distributed income of equity investee	—	—	—	—	—	957
Fixed charges	7,670	7,027	274	1,786	5,048	7,328

Total earnings	$24,512	$26,140	$3,951	$26,472	$27,738	$48,450

Fixed charges
Interest expense	$—	$—	$269	$1,758	$4,986	$7,267
Interest expense—affiliate	7,670	7,003	—	—	—	—
Rental interest factor	29	24	5	28	62	61

Total fixed charges	$7,699	$7,027	$274	$1,786	$5,048	$7,328

Ratio of earnings to fixed charges	3.2x	3.7x	14.4x	14.8x	5.5x	6.6x